UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Executive Officer Appointment

On March 1, 2024, we appointed Raffi Sossoyan as our Chief Financial Officer. This strategic appointment marks a significant step as we gear up for an ambitious phase focused on manufacturing, production, and delivery, underlining our dedication to scaling our operations and enhancing our market footprint.

Raffi Sossoyan brings a wealth of experience, with over 25 years in global financial and operational leadership. His recent role as Vice President, Corporate Treasury at Velan, Inc., a Canadian multinational company listed on the Toronto Stock Exchange (TSX), where he managed financial operations amidst global sales exceeding US$370 million. Additionally, his tenure as CFO at Valtech Fabrication, Inc., driving worldwide sales beyond US$50 million, highlights his capacity to spearhead financial growth and success.

Executive Officer Departure

Although Kulwant Sandher resigned as our Chief Financial Officer immediately prior to Mr. Sossoyan’s appointment, Mr. Sandher will continue his relationship with us as a consultant to our company. We express deep appreciation to Kulwant Sandher for his outstanding leadership and dedication as the departing CFO. Mr. Sandher's strategic insights and guidance, particularly during the IPO process and the development of the E-Motion™ technology, have been critical to Vision Marine's success.

Director Appointment

On February 13, 2024, our Board of Directors appointed Anthony E. Cassella, Jr. as independent director of our company. Mr. Cassella has served as the Executive Vice President Finance and Chief Accounting Officer of MarineMax, Inc. (NYSE: HZO) over his 26 year career with MarineMax, Inc. Among his responsibilities at MarineMax, Mr. Cassella oversees key functions including finance, mergers and acquisitions, accounting, inventory, and treasury. We believe that Mr. Cassella's background and knowledge of the industry will bring incredible value to the next chapter of our mission to become the leading provider of electric propulsion for the boating industry.

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit Index No.
99.1	Press Release entitled “Vision Marine Technologies Welcomes Raffi Sossoyan as Chief Financial Officer Amid Transition to Manufacturing and Delivery Phase”, dated Marh 1, 2024
99.2	Press Release entitled “Vision Marine Technologies, Inc. Appoints Anthony Cassella, Chief Accounting Officer of MarineMax, to the Board of Directors”, dated February 13, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 8, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer